

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2014

Via Email
John P. Rochon
Chief Executive Officer
CVSL, Inc.
2400 North Dallas Parkway, Suite 230
Plano, TX 75093

>   **Re: CVSL, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed September 24, 2014**
>   **File No. 333-196155**
>   **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed March 31, 2014**
>   **File No. 000-52818**

Dear Mr. Rochon:

We have reviewed your registration statement and your filing on Form 10-K for fiscal year ended December 31, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed September 24, 2014

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 42

1. We note $138,000 of acquisition related costs were recorded during the first quarter of 2013. Please explain why an adjustment to remove these non-recurring costs is not reflected.

2. Please explain why an adjustment for depreciation and amortization related to the assets acquired was not reflected.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

3. We note your response to comment 6 in our letter dated September 16, 2014, that you do not view changes as so material or otherwise important to an investors understanding to necessitate amending your Form 10-K for the fiscal year ended December 31, 2013 and subsequent Forms 10-Q. Please explain in greater detail why you do not view the changes as material, including the change to your consolidated statement of comprehensive loss, a primary financial statement. Please also explain the extent you considered the changes and whether supplemental disclosure regarding these matters and their impacts on your internal controls over financial reporting and disclosure controls may be necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John P. Rochon
CVSL, Inc.
October 1, 2014
Page 3

        You may contact Scott Stringer, Staff Accountant, at 202-551-3272, or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Dietrich King, Legal Branch Chief, at 202-551-3338, or me at 202-551-3720 with any other questions.

        Sincerely,

        /s/ Dietrich A. King for

        Mara L. Ransom
        Assistant Director

cc: Leslie Marlow, Esq.